BofA Securities, Inc. and Subsidiaries

(SEC ID No. 8-69787)

Consolidated Balance Sheet

December 31, 2022

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

BofA Securities, Inc. and Subsidiaries
Table of Contents
December 31, 2022

Page(s)

Report of Independent Registered Public Accounting Firm

Financial Statements

Consolidated Balance Sheet .... **1 - 2**

Notes to the Consolidated Balance Sheet .... **3 - 33**



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of BofA Securities, Inc. and Subsidiaries:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying consolidated balance sheet of BofA Securities, Inc. and Subsidiaries (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
March 1, 2023

We have served as the Company's auditor since 2017.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

BofA Securities, Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2022

(dollars in millions)

ASSETS		
Cash and cash equivalents	$	981
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		35,226
Securities financing transactions		
Receivables under resale agreements (includes $73,415 measured at fair value in accordance with the fair value option election)		101,970
Receivables under securities borrowed transactions (includes $27,064 measured at fair value in accordance with the fair value option election)		113,821
		215,791
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $23,350)		
U.S. Treasury and government agencies		63,389
Equities and convertible debentures		13,934
Corporate debt and preferred stock		4,985
Municipals, money markets and other		2,432
Mortgages, mortgage-backed and asset-backed		5,591
Derivative contracts		822
Non-U.S. governments and agencies		264
		91,417
Securities received as collateral, at fair value		7,572
Other receivables		
Customers		15,720
Brokers and dealers		12,467
Interest and other		3,344
		31,531
Goodwill		2,940
Other assets		283
Total Assets	$	385,741
Assets of Consolidated VIEs Included in Total Assets Above (isolated to settle the liabilities of the VIEs)		
Trading assets, at fair value	$	729
Total Assets of Consolidated VIEs	$	729

The accompanying notes are an integral part of the Consolidated Balance Sheet.

(dollars in millions, except share and per share amounts)

LIABILITIES

Securities financing transactions

Payables under repurchase agreements (includes $93,630 measured at fair value in accordance with the fair value option election)	$	119,044
Payables under securities loaned transactions		47,710
		166,754

Trading liabilities, at fair value

U.S. Treasury and government agencies	16,677
Equities and convertible debentures	7,569
Corporate debt and preferred stock	3,852
Derivative contracts	2,038
Mortgages, mortgage-backed, and asset-backed	215
	30,351

Obligation to return securities received as collateral, at fair value	8,125

Other payables

Customers	75,130
Brokers and dealers	35,837
Compensation and benefits	758
Interest and other (includes $223 measured at fair value in accordance with the fair value option election)	4,924
Commercial paper	9,914
Loans due to affiliates	12,476
	139,039

Commitments, contingencies and guarantees (*See Note 12*)

Subordinated borrowings	12,150
Total Liabilities	356,419

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share; 1,000 shares authorized; 1,000 shares issued and outstanding		—
Preferred Stock, par value $1 per share; 10,000 shares authorized; 100 shares issued and outstanding:		
Preferred Shares Series A, par value $1 per share, liquidation preference of $58.6 million; 17.07 shares issued and outstanding		1,000
Preferred Shares Series B, par value $1 per share, liquidation preference of $58.6 million; 82.93 shares issued and outstanding		4,858
Paid-in capital		15,098
Retained earnings		8,366
Total Stockholder's Equity		29,322
Total Liabilities and Stockholder's Equity	$	385,741

Liabilities of Consolidated VIEs Included in Total Liabilities Above

Interest and other	$	100
Total Liabilities of Consolidated VIEs	$	100

The accompanying notes are an integral part of the Consolidated Financial Statements.

1. Organization

Description of Business

BofA Securities, Inc. (BofAS), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities, United States (U.S.) Government securities, and U.S. Government agency obligations. The Company also acts as a broker and/or a dealer in the purchase and sale of money market instruments, high yield bonds, municipal securities, financial futures contracts and options, cleared swaps and other financial instruments, including collateralized debt obligations (CDOs) and collateralized mortgage obligations (CMOs). The Company has memberships and/or third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the U.S. and also carries positions reflecting trades executed on exchanges outside of the U.S. through affiliates and/or third-party clearing brokers. As an investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services, including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing, and financial advisory services, including advice on mergers and acquisitions. The Company is registered as a broker-dealer and investment advisor with the U.S. Securities and Exchange Commission (SEC) and a member firm of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange (NYSE), and other exchanges. The Company is also registered as a futures commission merchant with the U.S. Commodity Futures Trading Commission (CFTC) and as a swap firm with the National Futures Association (NFA), and is a member firm of the Securities Investor Protection Corporation (SIPC) and various futures exchanges. Certain products and services may be provided through affiliates.

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Financing and Clearing Division and through its guaranteed subsidiary, Merrill Lynch Professional Clearing Corp. (MLPCC), a broker-dealer registered with the SEC and a member firm of FINRA. MLPCC is also registered as a futures commission merchant with the CFTC and is a member of the NFA and SIPC. MLPCC provides prime brokerage services such as margin lending, securities financing, and clearing and settlement to broker-dealers, introducing broker-dealers, and other professional trading entities on a fully disclosed basis.

The Company also has a subsidiary, BofA Securities Prime, Inc. (BofAS Prime), which is registered as a broker-dealer with the SEC and is a member firm of FINRA and SIPC. Once operational, BofAS Prime will facilitate prime brokerage transactions with an affiliate; however, as of December 31, 2022, it has not yet begun business operations.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is NB Holdings Corporation (NB Holdings), which is a wholly-owned subsidiary of Bank of America.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Balance Sheet is presented in conformity with accounting principles generally accepted in the United States of America. The Consolidated Balance Sheet is presented in U.S. dollars.

The Consolidated Balance Sheet include the accounts of the Company and its majority-owned subsidiaries and those variable interest entities (VIEs) where the Company is the primary beneficiary. Intercompany transactions and balances have been eliminated. Assets held in an agency or fiduciary capacity are not included in the Consolidated Balance Sheet.

The Company determines whether it is required to consolidate an entity by first evaluating whether the entity qualifies as a voting rights entity (VRE) or as a VIE. VREs are defined to include entities that have both equity at risk that is sufficient to fund future operations and have equity investors that have a controlling financial interest in the entity through their equity investments. The Company generally consolidates those VREs where it has the majority of the voting rights. VIEs are entities that do not meet the VRE criteria, and either lacks equity investors or equity investors do not have a controlling financial interest in the entity through their equity investments. The Company consolidates a VIE if it has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. On a quarterly basis, the Company reassesses its involvement with the VIE and evaluates the impact of changes in governing

documents and its financial interests in the VIE. The consolidation status of the VIEs with which the Company is involved may change as a result of such reassessments. Changes in consolidation status are applied prospectively, with assets and liabilities of a newly consolidated VIE initially recorded at fair value.

Securitization activities
In the normal course of business, the Company securitizes pools of residential mortgage-backed securities, municipal bonds, and other types of financial assets. The Company may retain interests in the securitized financial assets by holding notes or other debt instruments issued by the securitization vehicle. The Company recognizes transfers of financial assets where it relinquishes control as sales to the extent of cash and any other proceeds received.

The Company may also transfer financial assets into municipal bond or resecuritization trusts. The Company consolidates a municipal bond or resecuritization trust if it has control over the ongoing activities of the trust such as the remarketing of the trust's liabilities or, if there are no ongoing activities, sole discretion over the design of the trust, including the identification of securities to be transferred in and the structure of securities to be issued, and also retains securities or has liquidity or other commitments that could potentially be significant to the trust. The Company does not consolidate a municipal bond or resecuritization trust if one or a limited number of third-party investors share responsibility for the design of the trust or have control over the significant activities of the trust through liquidation or other substantive rights.

Other VIEs used by the Company include collateralized debt obligations (CDOs), investment vehicles created on behalf of customers and other investment vehicles. The Company does not routinely serve as collateral manager for CDOs and, therefore, does not typically have the power to direct the activities that most significantly impact the economic performance of a CDO. However, following an event of default, if the Company is a majority holder of senior securities issued by a CDO and acquires the power to manage its assets, the Company consolidates the CDO.

The Company consolidates certain VIEs if it has control over the initial design of the vehicle or manages the assets in the vehicle and also absorbs potentially significant gains or losses through an investment in the vehicle, derivative contracts or other arrangements. The Company does not consolidate an investment vehicle if a single investor controlled the initial design of the vehicle or manages the assets in the vehicle or if the Company does not have a variable interest that could potentially be significant to the vehicle.

Retained interests in securitized assets are initially recorded at fair value. In addition, the Company may invest in debt securities issued by unconsolidated VIEs. Fair values of these debt securities, which are classified as trading account assets, are based primarily on quoted market prices in active or inactive markets. Generally, quoted market prices for retained residual interests are not available; therefore, the Company estimates fair values based on the present value of the associated expected future cash flows.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets are included on the Consolidated Balance Sheet in Assets of Consolidated VIEs.

Use of Estimates
The preparation of the Consolidated Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

Fair Value
The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy. See *Note 5 - Fair Value Measurements*.

In determining fair value of financial assets and financial liabilities, the Company considers the credit risk of its counterparties, as well as its own creditworthiness. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is valued for counterparty creditworthiness and the resultant credit valuation adjustment (CVA) is incorporated into the fair value of the financial assets. As of December 31, 2022, the impact of CVA was not material to the Company.

The Company considers its own creditworthiness when determining the fair value of certain instruments (i.e., debit valuation adjustment or "DVA"). The impact of the Company's DVA is incorporated into the fair value of instruments such as over-the-counter (OTC) derivatives contracts. As of December 31, 2022, the impact of DVA was not material to the Company.

The Company includes a funding valuation adjustment (FVA) into valuation estimates primarily to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. FVA related to derivative assets and liabilities is the effect of funding costs on the fair value of these derivatives. The impact of the Company's FVA is incorporated into the fair value of its derivatives. As of December 31, 2022, the impact of FVA was not material to the Company.

Income Taxes

There are two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the Consolidated Balance Sheet. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Unrecognized income tax benefits (UTBs) are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as a UTB.

The Company and its subsidiaries are included in the U.S. federal income tax return and certain state tax returns filed by the Parent. The method of allocating income tax expense is determined under the intercompany tax allocation agreements of Bank of America, which specify that income tax expense will be computed for all Bank of America subsidiaries generally on a separate pro forma return basis, taking into account the tax position of the consolidated group and the Company.

Under the intercompany tax allocation agreements, tax benefits associated with net operating losses (NOLs) (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other receivables, including loans due from affiliates, Interest and other payables, and Loans due to affiliates, and is settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in a UTB related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet.

See *Note 15 - Income Taxes* for further discussion of income taxes.

Goodwill

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by Stockholder's equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance and other relevant Company-specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, a goodwill impairment loss would be recognized for the amount by which equity exceeds its fair value. An impairment loss recognized cannot exceed the amount of the Company's goodwill. An impairment loss establishes a new basis in the goodwill, and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

Refer to *Note 9 - Goodwill* for further information.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and therefore is obligated by rules mandated by its primary regulators, including the SEC and the CFTC, to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2022, the Company had $3.4 billion of cash and securities at clearing organizations.

Included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations at December 31, 2022 was $27.1 billion of cash and securities that had been segregated as required by CFTC regulations. This includes $7.7 billion of cash that is considered restricted cash by the Company. Also included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations at December 31, 2022 was $4.7 billion of securities that had been segregated in special reserve accounts as required by Rule 15c3-3 under the Securities Exchange Act of 1934 (SEA Rule 15c3-3). Additional segregated assets as required by SEA Rule 15c3-3 are included within Receivables under resale agreements.

Securities Financing Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase (securities financing transactions) are treated as collateralized financing transactions.

The Company's policy is to monitor the market value of the principal amount loaned under resale agreements and obtain collateral from or return collateral pledged to counterparties, where appropriate. Securities financing transactions do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is not necessary. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed not to have a material impact to the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet at fair value, representing the securities received, and a liability, representing the obligation to return those securities. In certain instances, position netting may be applied to the securities received as collateral.

The Company also pledges Company-owned securities as collateral in repurchase agreements and securities loaned transactions. This collateral, which in some cases can be sold or repledged by the counterparties to the transactions, is parenthetically disclosed on the Consolidated Balance Sheet.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as SEA Rule 15c3-3. At December 31, 2022, approximately $6.6 billion of such securities had been segregated in special reserve accounts as required by SEA Rule 15c3-3. Also refer to *Note 17 - Regulatory Requirements*.

Resale and repurchase agreements are recorded at their contractual amounts plus accrued interest if the fair value option has not been elected.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

The carrying value of securities financing transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized.

A significant majority of securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

Trading Assets and Liabilities
Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative contracts. See *Note 6 - Derivatives* for additional information on derivative contracts. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Financial instruments utilized in trading activities are carried at fair value. Fair value is generally based on quoted market prices for the same or similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques where the determination of fair value may require significant management judgment or estimation.

Derivatives
A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, commodity prices or credit spreads. Derivatives are entered into on behalf of customers, for trading, or to support risk management activities. Derivatives utilized by the Company include futures, forwards, swaps, option contracts and other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or foreign currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). All derivatives are recorded on the Consolidated Balance Sheet at fair value, taking into consideration the effects of legally enforceable master netting agreements that allow the Company to settle positive and negative positions and offset cash collateral held with the same counterparty on a net basis.

Refer to *Note 6 - Derivatives* for further information.

Customers Receivable and Payable
Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts and OTC-cleared swaps transacted on behalf of the Company's customers. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes, ensuring the collateral meets certain marketability criteria. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. Expected losses are assumed to not have a material impact to the Consolidated Balance Sheet.

Brokers and Dealers Receivable and Payable
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivable and payable additionally include the variation margin related to futures contracts cleared on domestic and international derivatives exchanges as well as net receivables or net payables arising from unsettled trades. These accounts generally settle daily and due to the short-term nature of broker and dealers receivable, the credit exposure is limited. The expected credit losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Compensation and Benefits Payable
Compensation and benefits payables consists of salaries payable, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Interest and Other Receivable and Payable
Interest and other receivables include interest receivable on corporate and governmental obligations, customer receivables, securities financing transactions, income taxes, underwriting and advisory fees, commissions and fees, and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are recorded as a contra-asset against the amortized cost basis of the financial asset.

Interest and other payables include interest payable on securities financing transactions, income taxes, dividends, other reserves, and other payables.

Other Assets
Other assets consist primarily of prepaid expenses, deferred charges, and equipment and furniture.

Commercial Paper
Commercial paper consists of short-term zero coupon notes with maturities varying between January 2023 and November 2023.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with Bank of America, NB Holdings, Bank of America National Association (BANA) and Merrill Lynch Bank & Trust Company (Cayman) Ltd. (MLBTC) and secured borrowings with BANA. Refer to *Note 3 - Related Party Transactions* for further information.

Foreign Currency Translation
Assets and liabilities denominated in foreign currencies are remeasured at period-end rates of exchange.

3. **Related Party Transactions**

The Company enters into securities financing transactions to finance firm inventory positions and obtain securities for settlement with affiliates. The Company also provides securities brokerage, dealing, financing, and underwriting and investment advisory services to affiliated companies. Further, the Company contracts a variety of services from Bank of America and certain affiliated companies including accounting, legal, regulatory compliance, transaction processing, purchasing, building management, and other services.

The Company clears certain securities transactions through or for other affiliated companies on a fully-disclosed and non-disclosed basis.

The following table summarizes related party assets and liabilities as of December 31, 2022:

(dollars in millions)		
Assets:		
Cash and cash equivalents	$	552
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		6,503
Receivables under resale agreements		42,133
Receivables under securities borrowed transactions		14,231
Trading assets, including derivative contracts [1]		251
Customer receivables		855
Brokers and dealers receivables		3,388
Interest and other receivables		961
Total	$	68,874
Liabilities:		
Payables under repurchase agreements	$	22,936
Payables under securities loaned transactions		30,170
Customer payables		9,247
Brokers and dealers payables		6,952
Interest and other payables		1,629
Loans due to affiliates		12,476
Subordinated borrowings		12,150
Total	$	95,560

[1] Net of counterparty and cash collateral netting

The Company has established unsecured borrowing agreements with Bank of America, NB Holdings, BANA, and MLBTC and secured borrowing agreements with BANA in the normal course of business. Amounts outstanding under these arrangements are included within Loans due to affiliates on the Consolidated Balance Sheet. The arrangements are summarized below:

Agreements with Bank of America

- BofAS: A $2.5 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there were no material amounts outstanding on the line of credit.

- MLPCC: A $1.0 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there were no material amounts outstanding on the line of credit.

Agreements with NB Holdings

- BofAS: A $1.5 billion committed six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there were no material amounts outstanding on the line of credit.

- BofAS: A $35.5 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, approximately $1.4 billion was outstanding on the line of credit.

- BofAS: A $15.0 billion uncommitted intra-day unsecured line of credit. The intra-day liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at NB Holdings. At December 31, 2022, there were no amounts outstanding on this line of credit.

- MLPCC: A $1.5 billion committed six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there were no material amounts outstanding on the line of credit.

- MLPCC: A $32.0 billion uncommitted six month unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, approximately $11.0 billion was outstanding on the line of credit.

- BofAS Prime: A $15 million uncommitted six month unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there were no material amounts outstanding on the line of credit.

Agreements with MLBTC

- BofAS: A $5.0 billion uncommitted six month revolving unsecured line of credit. Interest on the line of credit is based on prevailing short-term market rates. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, there were no material amounts outstanding on the line of credit.

Agreements with BANA

- BofAS: A $2.0 billion uncommitted six month revolving secured line of credit. Interest on the line of credit is based on overnight Secured Overnight Financing Rate (SOFR) plus a market-based spread. The credit line will mature on August 1, 2023 and may automatically be extended semi-annually to the succeeding February 1st unless specific actions are taken 180 days prior to the maturity date. At December 31, 2022, approximately $100 million was outstanding on the line of credit

- BofAS: The Company has a $7.0 billion committed intra-day unsecured line of credit. The intra-day liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there were no amounts outstanding on this line of credit.

- BofAS: The Company has a $5.8 billion uncommitted intra-day unsecured line of credit. The intra-day liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there were no amounts outstanding on this line of credit.

- MLPCC: The Company has a $2.2 billion committed intra-day unsecured line of credit. The intra-day liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there were no amounts outstanding on this line of credit.

- MLPCC: The Company has a $1.3 billion uncommitted intra-day unsecured line of credit. The intra-day liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there were no amounts outstanding on this line of credit.

Refer to *Note 10 - Subordinated Borrowings and Other Financing* for information on subordinated borrowings between the Company and NB Holdings.

4.   **Trading Activities**

The Company's trading activities consist primarily of securities brokerage and trading, derivatives dealing and brokerage, and financing and underwriting services to both affiliated companies and third party clients.

Trading Risk Management
Trading activities subject the Company to market and credit risks. These risks are managed in accordance with Bank of America's established risk management policies and procedures. Bank of America's risk management structure as applicable to the Company is described below.

Global Risk Management is responsible for providing senior management with a clear and comprehensive understanding of the trading risks to which Bank of America, including the Company's sales and trading activities, is exposed. These responsibilities include ownership of market risk policy, developing and maintaining quantitative risk models, calculating aggregated risk measures, establishing and monitoring position limits consistent with risk appetite, conducting daily reviews and analysis of trading inventory, approving material risk exposures and fulfilling regulatory requirements.

Market Risk
Market risk is the risk that changes in market conditions may adversely impact the value of assets or liabilities, or otherwise negatively impact earnings. Trading positions are subject to various changes in market-based risk factors. The majority of this risk is generated by the Company's activities in the interest rate, foreign exchange, credit, equity and commodities markets. The values of assets and liabilities could change due to market liquidity, correlations across markets, and expectations of market volatility. The Company seeks to manage these risk exposures by using a variety of techniques that encompass a broad range of financial instruments.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. The impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
Liquidity Risk is the risk of inability to meet expected or unexpected cash flow and collateral requirements while continuing to support the Company's business and customers under a range of economic conditions. The Company's primary liquidity risk management objective is to meet contractual and contingent financial obligations as they arise, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity and access to diverse funding sources, and seeks to align liquidity-related incentives and risks. Liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as they arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with Bank of America, NB Holdings, and other affiliates. See *Note 3 - Related Party Transactions*.

Interest Rate Risk

Interest rate risk represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, margin loans, securities financing transactions, debt securities, trading assets and liabilities, borrowings, and derivatives. Hedging instruments used to mitigate these risks include derivatives such as options, futures, forwards, and swaps.

Foreign Exchange Risk

Foreign exchange risk represents exposures to changes in the values of current holdings and future cash flows denominated in currencies other than the U.S. dollar. The types of instruments exposed to this risk include securities, future cash flows in foreign currencies arising from foreign exchange transactions, and various foreign exchange derivatives whose values fluctuate with changes in the level or volatility of currency exchange rates or non-U.S. interest rates. Hedging instruments used to mitigate this risk include foreign currency forwards and options.

Equity Market Risk

Equity market risk represents exposures to securities that represent an ownership interest in a corporation in the form of domestic and foreign common stock or other equity-linked instruments. Instruments that would lead to this exposure include, but are not limited to, common stock, exchange-traded funds, American Depositary Receipts, convertible bonds, listed equity options (puts and calls), OTC equity options, and other equity derivative products. Hedging instruments used to mitigate this risk include options, futures, swaps, convertible bonds, and cash positions.

Credit Spread Risk

Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, and the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section below.

Mortgage Risk

Mortgage risk represents exposure to changes in the values of mortgage-related instruments. The Company engages market-making activities in a variety of mortgage securities, including pass-through certificates, commercial mortgages and collateralized mortgage obligations, including collateralized debt obligations using mortgages as underlying collateral. The values of these instruments are sensitive to prepayment rates, mortgage rates, agency debt ratings, default, market liquidity, government participation and interest rate volatility. Hedging instruments used to mitigate this risk include derivatives such as options, swaps, futures and forwards, as well as securities including mortgage-backed securities and U.S. Treasury securities.

Counterparty Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads is discussed above. Financial services institutions and other counterparties are inter-related because of trading, funding, clearing or other relationships. As a result, defaults by one or more counterparties, or market uncertainty about the financial stability of one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity disruptions, losses and defaults.

The Company has established policies and procedures for mitigating counterparty credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., fails to receive) are recorded at the amount

for which the securities were purchased and are paid upon receipt of the securities from other brokers or dealers. In the case of aged fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Derivatives Default Risk
The Company's trading derivatives consist of derivatives provided to customers and affiliates and derivatives entered into for trading strategies or risk management purposes. Default risk exposure varies by type of derivative. Default risk on derivatives can occur for the full notional amount of the trade where a final exchange of principal takes place, as may be the case for foreign currency swaps. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of loss is generally limited to a one-day net positive change in fair value. Generally such receivables and payables are recorded in customers' receivables and payables on the Consolidated Balance Sheet. Option contracts can be exchange-traded or OTC. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and typically do not subject the Company to default risk except under circumstances where the option premium is being financed or in cases where the Company is required to post collateral. Refer to *Note 6 - Derivatives* for further information on credit risk management related to derivatives.

Concentrations of Credit Risk
In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties. The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. The Company's concentrations of credit risk could adversely affect credit losses, results of operations and financial condition.

Concentration of Risk to the U.S. Government and its Agencies
At December 31, 2022, the Company had exposure to the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure primarily includes trading asset positions and instruments that have been segregated for regulatory purposes or deposited with clearing organizations (*Note 2 - Summary of Significant Accounting Policies*). The Company's direct exposure in instruments issued or guaranteed by the U.S. Government and its agencies amounted to $77.7 billion at December 31, 2022. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements and securities borrowed transactions at December 31, 2022 totaled $131.8 billion, of which $41.4 billion was from affiliated companies.

Industry Concentration Risk
The Company's primary industry credit concentration is with counterparties in the financial services industry, including affiliates, which arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurers, mutual funds, hedge funds, central clearing counterparties, other institutional clients, and investment companies.

5.   **Fair Value Measurements**

Fair Value Hierarchy
The Company categorizes its financial instruments into three levels based on the established fair value hierarchy and conducts a review of fair value hierarchy classifications on a quarterly basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 2 – Summary of Significant Accounting Policies*.

Financial instruments recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include equity securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Level 1 and 2) and unobservable (Level 3). Further, the following reconciliations do not take into consideration the offsetting effect of Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

Changes in the observability or significance of valuation inputs may result in a reclassification for certain financial instruments. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable in the current market place.

Valuation Techniques
The following sections outline the valuation methodologies for the Company's assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2022, there were no changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Company's Consolidated Balance Sheet.

U.S. Treasury and government agencies

U.S. Treasury securities
U.S. Treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy.

U.S. government agency securities
U.S. government agency securities are comprised of two main categories, consisting of agency issued debt and agency mortgage-backed securities. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Generally, the fair value of agency mortgage-backed securities is based on market prices of comparable securities. Agency issued debt securities and agency mortgage-backed securities are generally classified as Level 2 in the fair value hierarchy.

Equities and convertible debentures

Exchange-traded equity securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on volume and bid-offer spread information.

Convertible debentures

Convertible debentures are valued based on observable trades and/or external quotes, depending on availability. When neither observable trades nor external quotes are available, the instruments may be valued based on comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. Convertible debentures are generally classified as Level 2 in the fair value hierarchy.

Corporate debt

Corporate debt is valued based on either the most recent observable trade and/or external quotes, depending on availability. The most recent observable trade price is given highest priority as the valuation benchmark based on an evaluation of transaction date, size, frequency, and bid-offer. This price may be adjusted by bond or credit default swap (CDS) spread movement. When CDS spreads are referenced, cash-to-synthetic basis magnitude and movement as well as maturity matching are incorporated into the value. When neither external quotes nor a recent trade is available, the bonds are valued using a discounted cash flow approach based on risk parameters of comparable securities. In such cases, the potential pricing difference in spread and/or price terms with the traded comparable is considered. The majority of corporate bonds are classified as Level 2 in the fair value hierarchy.

Municipals, money markets and other

Municipal bonds

The fair value of municipal bonds is calculated using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. The majority of these bonds are classified as Level 2 in the fair value hierarchy.

Auction Rate Securities (ARS)

The Company holds investments in municipal ARS. Municipal ARS are issued by states and municipalities for a wide variety of purposes, including but not limited to healthcare, industrial development, education and transportation infrastructure. The fair value of the municipal ARS is calculated based upon duration and spread assumptions. Recent trades and issuer tenders are considered in the valuations. Municipal ARS are primarily classified as Level 2 in the fair value hierarchy.

Non-U.S. government securities

The fair value of Non-U.S. government securities are generally derived using market prices and recent trade activity gathered from independent dealer pricing services, based upon current market trades for securities with similar quality, maturity, and coupon. Non-U.S. government securities are generally classified as Level 2 in the fair value hierarchy when the significant inputs used to measure fair value are observable; otherwise, they are classified as Level 3.

Mortgages, mortgage-backed and asset-backed

Residential Mortgage-Backed Securities (RMBS), Commercial Mortgage-Backed Securities (CMBS), and other Asset-Backed Securities (ABS)

RMBS, CMBS and other ABS are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. Valuation levels of RMBS and CMBS indices are used as an additional data point for benchmarking purposes or to price outright index positions.

When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

RMBS, CMBS and other ABS are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs, otherwise, they are classified as Level 2 in the fair value hierarchy.

Collateralized Loan Obligations (CLOs) and CDOs

CLOs and CDOs are valued based on observable price levels if available. When prices are not available, the fair value is primarily estimated based upon the present value of expected future cash flows. The Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with credit, liquidity and other risks involved, while also taking into account performance of the underlying collateral, differences in legal structure and liquidation rights. CLOs and CDOs are primarily classified as either Level 2 or Level 3 in the fair value hierarchy.

Derivative assets and liabilities

Listed derivative contracts

Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and where appropriate may be classified as Level 1 in the fair value hierarchy. Listed derivatives that are not actively traded are valued using the same approaches as those applied to OTC derivatives; they are generally classified as Level 2 in the fair value hierarchy.

OTC derivative contracts

OTC derivative contracts include forwards, swaps and options related to interest rate, foreign currency, credit, equity or commodity underlyings.

The fair values of derivative assets and liabilities traded in the OTC market are determined using quantitative models that utilize multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. When third-party pricing services are used, the methods and assumptions are reviewed by the Company. Estimation risk is greater for derivative asset and liability positions that are either option-based or have longer maturity dates where observable market inputs are less readily available, or are unobservable, in which case, quantitative-based extrapolations of rate, price or index scenarios are used in determining fair values. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements of OTC derivatives a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparty, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company's own credit risk. The Company also incorporates FVA within its fair value measurements to include funding costs on uncollateralized derivatives and derivatives where the Company is not permitted to use the collateral it receives. An estimate of severity of loss is also used in the determination of fair value, primarily based on market data.

The majority of OTC derivative contracts are classified as Level 2 in the fair value hierarchy. OTC derivative contracts that do not have readily observable market based pricing parameters are classified as Level 3 in the fair value hierarchy. Examples of derivative contracts classified within Level 3 include contractual obligations that have tenures that extend beyond periods in which inputs to the model would be observable, complex derivatives with significant inputs into a valuation model that are less transparent in the market and certain CDS referenced to mortgage-backed securities.

Securities Financing Transactions
The fair values of certain securities financing transactions are determined using quantitative models, including discounted cash flow models that require the use of multiple market inputs, including interest rates and spreads, to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. Securities financing transactions for which the fair value option has been elected are classified as Level 2 in the fair value hierarchy.

Interest and Other Payables
Interest and other payables primarily consist of short-term borrowings and debt of certain consolidated VIEs. Short-term borrowings represent floating rate certificates of consolidated municipal bond trusts that can be tendered by the certificate holders at par with as little as seven days' notice. These certificates predominantly carry interest rates that reset on a weekly basis. Due to the short-term nature, and given the embedded put feature, these instruments are marked at par. Short-term borrowings are classified as Level 2 in the fair value hierarchy. The fair value of the debt of certain

consolidated resecuritization and securitization vehicles is determined based upon observable trades and/or external quotes, depending on availability, and is primarily classified as Level 2 in the fair value hierarchy.

Recurring Fair Value

Assets and liabilities carried at fair value on a recurring basis at December 31, 2022, including financial instruments that the Company accounts for under the fair value option, are summarized in the following table.

(dollars in millions)

	Fair Value Measurement on a Recurring Basis				
	Level 1	Level 2	Level 3	Netting Adjustment [1]	Total
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations:					
U.S. Treasury and government agencies	$ 14,355	$ —	$ —	$ —	$ 14,355
Receivable under resale agreements	—	73,415	—	—	73,415
Receivables under securities borrowed transactions	—	27,064	—	—	27,064
Trading assets, excluding derivative contracts:					
U.S. Treasury and government agencies	34,888	28,467	34	—	63,389
Equities and convertible debentures	12,605	1,255	74	—	13,934
Corporate debt	—	4,744	161	—	4,905
Municipals, money markets and other	—	2,692	4	—	2,696
Mortgages, mortgage-backed, and asset-backed	—	4,866	725	—	5,591
Preferred stock	—	47	33	—	80
Total trading assets, excluding derivative contracts	47,493	42,071	1,031	—	90,595
Derivative contracts	7,714	16,283	8	(23,183)	822
Securities received as collateral	6,794	778	—	—	7,572
Other assets	7	—	—	—	7
Liabilities:					
Payables under repurchase agreements	$ —	$ 93,630	$ —	$ —	$ 93,630
Trading liabilities, excluding derivative contracts					
U.S. Treasury and government agencies	16,497	180	—	—	16,677
Equities and convertible debentures	7,159	406	4	—	7,569
Corporate debt	—	3,851	—	—	3,851
Mortgages, mortgage-backed, and asset-backed	—	202	13	—	215
Preferred stock	—	1	—	—	1
Total trading liabilities, excluding derivative contracts	23,656	4,640	17	—	28,313
Derivative contracts	8,594	16,461	11	(23,028)	2,038
Obligation to return securities received as collateral, at fair value	7,335	790	—	—	8,125
Interest and other	—	223	—	—	223

[1] Represents counterparty and cash collateral netting.

The following table presents information about significant unobservable inputs related to the Company's material categories of Level 3 financial assets and liabilities at December 31, 2022:

Quantitative Information about Level 3 Fair Value Measurements

(dollars in millions)			Inputs		
Financial Instrument	**Fair Value**	**Valuation Techniques**	**Significant Unobservable Inputs**	**Ranges of Inputs**	**Weighted Average** [1]
Equities and convertible debentures	$ 74	Discounted Cash Flows	Price	$0 to $9,750	$510
Trading Assets - Equities and convertible debentures	74				
Instruments backed by residential real estate assets	$ 307	Discounted Cash Flows	Yield	0% to 25%	11%
Trading Assets - Mortgages, mortgage-backed, and asset-backed	307		Prepayment speeds	4% to 11%	7%
		Net Asset Value	Price	$0 to $100	$64
Instruments backed by commercial real estate assets	$ 59	Discounted Cash Flows	Yield	0% to 25%	13%
Trading Assets - Mortgages, mortgage-backed, and asset-backed	59				
		Net Asset Value	Price	$0 to $100	$48
Corporate loans, debt securities and other	$ 520		Yield	7% to 27%	12%
Trading Assets - Corporate Debt	161		Prepayment speed	20%	N/A
		Discounted Cash Flows	Default rates	4%	N/A
			Loss severity	35%	N/A
Trading Assets - Mortgages, mortgage-backed, and asset-backed	359		Price	$0 to $102	$56
Preferred stock	$ 33	Discounted Cash Flows	Price	$0 to $60	$37
Trading Assets - Preferred Stock	33				
U.S. Treasury and Government Agencies	$ 34	Discounted Cash Flows	Yield	0% to 25%	9%
Trading Assets - U.S. Treasury and Government Agencies	34		Prepayment Speed	4% to 100%	7%
		Net Asset Value	Price	$0 to $100	$25

[1] The weighted average is calculated based upon the fair value of the instruments.

In the previous table, instruments backed by residential and commercial real estate assets include RMBS, commercial MBS, whole loans, and mortgage CDOs. Corporate loans, debt securities and other include corporate CLOs and CDOs, commercial loans and bonds, and securities backed by non-real estate assets. ARS include investments in trusts that consist of preferred shares issued by financial institutions.

The Company uses multiple market approaches in valuing certain of its Level 3 financial instruments. For example, market comparables and discounted cash flows are used together. For a given product, such as instruments backed by commercial and residential real estate assets, market comparables may be used to estimate some of the unobservable inputs and then these inputs are incorporated into a discounted cash flow model. Therefore, the balances disclosed encompass both of these techniques.

The level of aggregation and diversity within the products disclosed in the table above results in certain ranges of inputs being wide and unevenly distributed across asset and liability categories.

Uncertainty of Fair Value Measurements from Unobservable Inputs

Loans and securities
A significant increase in market yields, default rates or loss severities would have resulted in a significantly lower fair value for long positions. Short positions would have been impacted in a directionally opposite way. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument and, in the case of CLOs, whether prepayments can be reinvested. A significant increase in price would have resulted in a significantly higher fair value for long positions, and short positions would have been impacted in a directionally opposite way.

Derivatives
For credit derivatives, a significant increase in market yield, upfront points (i.e., a single upfront payment made by a protection buyer at inception), credit spreads, default rates or loss severities would have resulted in a significantly lower fair value for protection sellers and higher fair value for protection buyers. The impact of changes in prepayment speeds would have resulted in differing impacts depending on the seniority of the instrument.

Structured credit derivatives are impacted by credit correlation. Default correlation is a parameter that describes the degree of dependence among credit default rates within a credit portfolio that underlies a credit derivative instrument. The sensitivity of this input on the fair value varies depending on the level of subordination of the tranche. For senior tranches that are net purchases of protection, a significant increase in default correlation would have resulted in a significantly higher fair value. Net short protection positions would have been impacted in a directionally opposite way.

For equity derivatives, commodity derivatives, interest rate derivatives and structured liabilities, a significant change in long-dated rates and volatilities and correlation inputs (i.e., the degree of correlation between an equity security and an index, between two different commodities, between two different interest rates, or between interest rates and foreign exchange rates) would have resulted in a significant impact to the fair value; however, the magnitude and direction of the impact depends on whether the Company is long or short the exposure. For structured liabilities, a significant increase in yield or decrease in price would have resulted in a significantly lower fair value.

Short-Term Financial Instruments
The following disclosures include financial instruments that are not carried at fair value or only a portion of the ending balance is carried at fair value on the Consolidated Balance Sheet. The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes or deposited with clearing organizations, other receivables and payables from and to customers, brokers and dealers, and affiliates, interest and other receivables and payables, certain securities financing transactions, and subordinated borrowings, approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market levels. The Company accounts for certain resale and repurchase agreements and securities borrowed transactions under the fair value option.

Under the fair value hierarchy, cash and cash equivalents cash segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1. Other receivables and payables from and to customers, brokers and dealers, and affiliates, certain securities financing transactions, interest and other receivables and payables, and subordinated borrowings are classified as Level 2.

Fair Value Option
The Company elects to account for certain securities financing agreements, including resale agreements, repurchase agreements and securities borrowed transactions under the fair value option. These elections include certain agreements collateralized by the U.S. government and its agencies, which are generally short-dated and have minimal interest rate risk.

The Company elected the fair value option for borrowings and for other liabilities issued by various consolidated vehicles where the assets are also carried at fair value.

For the year ended December 31, 2022, changes in fair value recognized in earnings related to resale agreements, repurchase agreements, securities borrowed and interest and other liabilities for which the fair value option has been elected were not material to the Consolidated Balance Sheet.

For the year ended December 31, 2022, the difference between fair value and the aggregate contractual principal amount of resale agreements, repurchase agreements, securities borrowed and interest and other liabilities for which the fair value option has been elected was not material to the Consolidated Balance Sheet.

6. **Derivatives**

The following table presents derivative instruments included on the Consolidated Balance Sheet in derivative assets and liabilities at December 31, 2022. Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements and have been reduced by the cash collateral received or paid.

(dollars in millions)

	Contract/ Notional [1]	Derivative Assets [2]	Derivative Liabilities [2]
Interest rate contracts			
Swaps	$ 58,856	$ 322	$ 168
Futures and forwards	693,068	2,848	2,701
Purchased options	5,348	47	—
Written options	9,882	—	127
Equity contracts			
Swaps	82,528	1,939	1,744
Futures and forwards	14,575	40	—
Purchased options	321,008	18,701	—
Written options	333,408	—	20,157
Foreign exchange contracts			
Swaps	203	16	16
Futures and forwards	222	1	1
Credit derivatives [3]			
Purchased credit derivatives			
Credit default swaps	5,037	31	118
Total return swaps/other	357	—	2
Written credit derivatives			
Credit default swaps	4,463	60	32
Total gross derivative assets/liabilities	1,528,955	24,005	25,066
Less: Legally enforceable master netting agreements	—	(22,574)	(22,574)
Less: Cash collateral received/paid	—	(609)	(454)
Total derivative assets and liabilities	$ 1,528,955	$ 822	$ 2,038

[1] Represents the total contract/notional amount of derivative assets and liabilities outstanding.

[2] The amounts in the table above include both third party and affiliate trading derivatives. At December 31, 2022, the Company had gross derivative assets with affiliates of $3.9 billion with legally enforceable netting with affiliates of $3.3 billion, and cash collateral received from affiliates of $844.0 million. At December 31, 2022, the Company had gross derivative liabilities with affiliates of $3.8 billion, legally enforceable netting with affiliates of $3.3 billion, and cash collateral paid to affiliates of $454 million. At December 31, 2022, affiliate gross notional was $181.7 billion.

[3] The net derivative liability and notional amount of written credit derivatives for which the Company held purchased credit derivatives with identical underlying referenced names were $26 million and $3.9 billion, respectively, at December 31, 2022.

Offsetting of Derivatives

The Company enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements or similar agreements with substantially all of its derivative counterparties. Where legally enforceable, these master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the Consolidated Balance

Sheet, the Company offsets derivative trading assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table presents derivative instruments included in derivative trading assets and liabilities on the Company's Consolidated Balance Sheet at December 31, 2022 by primary risk (e.g., interest rate risk) and the platform, where applicable, on which these derivatives are transacted.

Balances are presented on a gross basis, prior to the application of counterparty and cash collateral netting. Total gross derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, which includes reducing the balance for counterparty netting and the cash collateral received or paid.

Exchange-traded derivatives include listed options transacted on an exchange. OTC derivatives include bilateral transactions between the Company and a particular counterparty. OTC cleared derivatives include bilateral transactions between the Company and a counterparty where the transaction is cleared through a clearinghouse. Other gross derivative assets and liabilities in the table represent derivatives entered into under master netting agreements where uncertainty exists as to the enforceability of these agreements under bankruptcy laws in some countries or industries and, accordingly, receivables and payables with counterparties in these countries or industries are reported on a gross basis.

Offsetting of Derivatives

(dollars in millions)

	December 31, 2022	
	Trading Assets - Derivative Contracts	**Trading Liabilities - Derivative Contracts**
Interest rate contracts		
Over-the-counter	$ 1,437	$ 1,172
Over-the-counter cleared	1,396	1,539
Exchange-traded	16	11
Equity contracts		
Over-the-counter	3,443	3,373
Exchange-traded	17,237	18,528
Credit derivatives		
Over-the-counter	91	152
Foreign exchange contracts		
Over-the-counter	17	17
Gross derivative assets/liabilities, before netting		
Over-the-counter	$ 4,988	$ 4,714
Over-the-counter cleared	1,396	1,539
Exchange-traded	17,253	18,539
Less: Legally enforceable master netting agreements		
Over-the-counter	(4,205)	(4,205)
Over-the-counter cleared	(1,189)	(1,189)
Exchange-traded	(17,180)	(17,180)
Less: Cash collateral received/paid		
Over-the-counter	(609)	(454)
Derivative assets/liabilities, after netting	454	1,764
Other gross derivative assets/liabilities	368	274
Total net derivative assets/liabilities	$ 822	$ 2,038

Credit Derivatives

The Company enters into credit derivatives primarily to facilitate client transactions and to manage credit risk exposures. Credit derivatives derive value based on an underlying third-party referenced obligation or a portfolio of referenced obligations and generally require the Company, as the seller of credit protection, to make payments to a buyer upon the occurrence of a predefined credit event. Such credit events generally include bankruptcy of the referenced credit entity and failure to pay under the obligation, as well as acceleration of indebtedness and payment repudiation or moratorium. For credit derivatives based on a portfolio of referenced credits or credit indices, the Company may not be required to make payment until a specified amount of loss has occurred and/or may only be required to make payment up to a specified amount.

Credit derivatives are classified as investment and non-investment grade based on the credit quality of the underlying referenced obligation. The Company considers ratings of BBB- or higher as investment grade. Non-investment grade includes non-rated credit derivative instruments. The Company discloses internal categorizations of investment grade and non-investment grade consistent with how risk is managed for these investments.

Credit derivative instruments where the Company is the seller of credit protection and their expiration at December 31, 2022 are summarized in the table below.

(dollars in millions)

	Maximum Payout / Notional		Less than 1 Year		1 - 3 Years		3 - 5 Years		Over 5 Years		Carrying Value [1]	
Derivative Contracts:												
Credit derivatives:												
Investment grade [2]	$	2,882	$	13	$	680	$	2,180	$	9	$	2
Non-investment grade [2]		1,209		—		170		825		214		29
Total credit derivatives	$	4,091	$	13	$	850	$	3,005	$	223	$	31
Credit related notes:												
Investment grade [2]	$	257	$	—	$	—	$	—	$	257	$	257
Non-investment grade [2]		494		—		4		6		484		494
Total credit related notes	$	751	$	—	$	4	$	6	$	741	$	751

[1] Derivative contracts are shown on a gross basis prior to counterparty and cash collateral netting.

[2] Refers to the creditworthiness of the underlying reference obligations.

The notional amount represents the maximum amount payable by the Company for most credit derivatives. However, the Company does not monitor its exposure to credit derivatives based solely on the notional amount because this measure does not take into consideration the probability of occurrence. As such, the notional amount is not a reliable indicator of the Company's exposure to these contracts. Instead, a risk framework is used to define risk tolerances and establish limits so that certain credit risk-related losses occur within acceptable, predefined limits.

Credit-related notes in the table above include investments in securities issued by CDO, CLO, and credit-linked note vehicles. These instruments are primarily classified as trading assets. The carrying value of these instruments equals the Company's maximum exposure to loss. The Company is not obligated to make any payments to the entities under the terms of the securities owned.

Credit Risk Management of Derivatives

The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for

collateral when certain exposure thresholds are exceeded, the right to call for third party guarantees, and the purchase of credit default protection.

The Company enters into ISDA master netting agreements or similar agreements with substantially all of its derivative counterparties. Netting agreements are generally negotiated bilaterally and can require complex terms. While the Company makes reasonable efforts to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt, and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

The performance of certain of the Company's derivative transactions has been guaranteed by Bank of America.

Credit-related Contingent Features

Certain of the Company's derivative contracts contain credit risk related contingent features, primarily in the form of ISDA master netting agreements and credit support documentation that enhance the creditworthiness of these instruments compared to other obligations of the respective counterparty with whom the Company has transacted. These contingent features may be for the benefit of the Company as well as its counterparties with respect to changes in the Company's creditworthiness, and the exposure under the derivative transactions. In the normal course of business under derivative agreements, at December 31, 2022, the Company held cash collateral of $844 million received from affiliates, and posted cash and securities collateral of $499 million, which was predominately with affiliates.

At December 31, 2022, the amount of collateral, calculated based on the terms of the contracts that the Company could be required to post to counterparties but had not yet posted, was approximately $103 million.

7.   **Securities Financing Transactions**

The Company enters into securities financing transactions to accommodate customers (also referred to as "matched-book transactions"), obtain securities to cover short positions and finance inventory positions. The Company elects to account for certain securities financing transactions under the fair value option. For more information on the fair value option, see *Note 5 – Fair Value Measurements.*

Offsetting of Securities Financing Agreements
The table below presents securities financing agreements included on the Company's Consolidated Balance Sheet at December 31, 2022. Balances are presented on a gross basis, prior to the application of counterparty netting. Gross assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. For information on the offsetting of derivatives, see *Note 6 - Derivatives.*

Other securities financing agreements in the table below are reported on the Consolidated Balance Sheet and relates to transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. The liability represents the obligation to return those securities.

Gross assets and liabilities include activity where uncertainty exists as to the enforceability of certain master netting agreements under bankruptcy laws in some countries or industries and, accordingly, these are reported on a gross basis.

Financial instruments in the table below includes securities collateral received or pledged under repurchase or securities lending transactions where there is a legally enforceable master netting agreement. These amounts are not offset on the Consolidated Balance Sheet, but are shown as a reduction to derive a net asset or liability. Securities collateral received or pledged where the legal enforceability of the master netting agreements is uncertain is excluded from the table.

(dollars in millions)

	Assets				
	Gross Assets	**Amounts Offset**	**Net Balance Sheet Amount**	**Financial Instruments**	**Net Asset**
Receivables under resale agreements	$ 196,184	$ (94,214)	$ 101,970	$ (99,519)	$ 2,451
Receivables under securities borrowed transactions	160,169	(46,348)	113,821	(94,208)	19,613
Total	$ 356,353	$ (140,562)	$ 215,791	$ (193,727)	$ 22,064

	Liabilities				
	Gross Liabilities	**Amounts Offset**	**Net Balance Sheet Amount**	**Financial Instruments**	**Net Liability**
Payables under repurchase agreements	$ 213,258	$ (94,214)	$ 119,044	$ (114,733)	$ 4,311
Payables under securities loaned transactions	94,058	(46,348)	47,710	(42,312)	5,398
Obligation to return securities received as collateral	8,125	—	8,125	(8,125)	—
Total	$ 315,441	$ (140,562)	$ 174,879	$ (165,170)	$ 9,709

Collateral
Under these transactions, the Company either receives or provides collateral, including U.S. Treasury and government agency securities, non-U.S. government securities, asset-backed, corporate debt, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2022, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $473.5 billion, of which $59.0 billion was received from affiliated

companies. The fair value of securities received as collateral that had been sold or repledged was $445.8 billion, of which $70.1 billion have been sold or repledged to affiliated companies.

Additionally, the Company receives securities as collateral in connection with certain securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge securities received, the Company reports the fair value of such securities received as collateral and the obligation to return securities received as collateral in the Consolidated Balance Sheet. In certain instances, position netting may be applied to the securities received as collateral.

The Company pledges assets which are included in Trading assets to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are parenthetically disclosed on the Consolidated Balance Sheet.

The carrying value and classification of securities owned by the Company that have been pledged to counterparties where those counterparties do not have the right to sell or repledge at December 31, 2022 are as follows:

(dollars in millions)

Trading asset category		
U.S. Treasury and government agencies	$	44,268
Equities and convertible debentures		2,048
Corporate debt and preferred stock		3,095
Mortgages, mortgage-backed, and asset-backed securities		4,075
Municipals and money markets		937
Total	$	54,423

At December 31, 2022, securities loaned or pledged to affiliated companies that can be sold or repledged by the affiliated companies was $6.9 billion. Included in the table above, securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $14.7 billion.

In certain cases, the Company has transferred assets to consolidated VIEs where those restricted assets serve as collateral for the interests issued by the VIEs. These assets, which are not included in the table above, are disclosed on the Consolidated Balance Sheet as Assets of Consolidated VIEs. These transactions are also described in *Note 8 - Securitization and Other Variable Interest Entities.*

Generally, when the Company transfers financial instruments that are not recorded as sales (i.e., secured borrowing transactions), the liability is recorded as either payables under repurchase agreements or payables under securities loaned transactions; however, in instances where the Company transfers financial assets to a consolidated VIE, the liabilities of the consolidated VIE will be reflected in Interest and other payables on the Consolidated Balance Sheet. In either case, at the time of transfer, the related liability is equal to the cash received in the transaction. In most cases the lenders in secured borrowing transactions have full recourse to the Company (i.e., recourse beyond the assets pledged).

Repurchase Agreements and Securities Loaned Transactions Accounted for as Secured Borrowings

The table below presents payables under repurchase agreements and payables under securities loaned by remaining contractual term to maturity and class of collateral pledged at December 31, 2022. Included in "Other" are transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged as collateral or sold. Certain agreements contain a right to substitute collateral and/or terminate the agreement prior to maturity at the option of the Company or the counterparty. Such agreements are included in the table below based on the remaining contractual term to maturity.

(dollars in millions)

Remaining Contractual Maturity	Overnight and continuous	30 Days or less	After 30 through 90 Days	After 90 days[1]	Total
Payables under repurchase agreements	$ 149,774	$ 25,118	$ 18,764	$ 19,602	$ 213,258
Payables under securities loaned	93,383	608	6	61	94,058
Obligation to return securities received as collateral	8,125	—	—	—	8,125
Total	$ 251,282	$ 25,726	$ 18,770	$ 19,663	$ 315,441

[1] No agreements have maturities greater than two years

(dollars in millions)

Class of collateral pledged	Payables under Repurchase Agreements	Securities Loaned	Obligation to return securities received as collateral	Total
U.S. Treasury and government agencies	$ 191,896	$ —	$ —	$ 191,896
Corporate securities and other	8,973	380	283	9,636
Equities	8,985	93,678	7,842	110,505
Non-U.S. sovereign debt	543	—	—	543
Mortgages, mortgage-backed, ABS and Other	2,861	—	—	2,861
Total	$ 213,258	$ 94,058	$ 8,125	$ 315,441

Under repurchase agreements, the Company is required to post collateral with a market value equal to or in excess of the principal amount borrowed. For securities loaned transactions, the Company receives collateral in the form of cash, letters of credit or other securities. To determine whether the market value of the underlying collateral remains sufficient, collateral is generally valued daily and the Company may be required to deposit additional collateral or may receive or return collateral pledged, when appropriate. Repurchase agreements and securities loaned transactions are generally either overnight, continuous (i.e., no stated term) or short-term. The Company manages liquidity risks related to these agreements by sourcing funding from a diverse group of counterparties, providing a range of securities collateral and pursuing longer durations, when appropriate.

8. **Securitization and Other Variable Interest Entities**

The Company utilizes VIEs in the ordinary course of business to support its own and its customers' financing and investing needs. The Company administers, structures, or invests in VIEs, including municipal bond trusts, repackaging vehicles, and securitization and resecuritization vehicles. For more information on the Company's use of VIEs, see *Note 2 – Summary of Significant Accounting Policies.*

The table below presents the assets and liabilities of consolidated and unconsolidated VIEs at December 31, 2022 in situations where the Company has continuing involvement with transferred assets or if the Company otherwise has a variable interest in the VIE. The tables also present the Company's maximum loss exposure as of December 31, 2022

resulting from its involvement with consolidated VIEs and unconsolidated VIEs in which the Company holds a variable interest. The Company's maximum loss exposure is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on the Consolidated Balance Sheet but also potential losses associated with off-balance sheet commitments, such as unfunded liquidity commitments and other contractual arrangements. The Company's maximum loss exposure does not include losses previously recognized through write-downs of assets.

The Company did not provide financial support to consolidated or unconsolidated VIEs during 2022 that it was not previously contractually required to provide, nor does it intend to do so.

The Company invests in mortgage-backed vehicles sponsored or managed by third parties, with which it has no other form of involvement. These securities are included in Trading assets and are not disclosed in the tables below.

Municipal Bond Trusts
The Company administers municipal bond trusts that hold highly-rated, long-term, fixed-rate municipal bonds. The trusts obtain financing by issuing floating-rate trust certificates that reprice on a weekly or other short-term basis to third party investors or affiliates.

The Company may transfer assets into the trusts and may also serve as remarketing agent for the trusts. The floating-rate trust certificates are subject to tender at specified dates. Should the Company be unable to remarket the tendered certificates, the Company declares a failed remarketing, and has no further obligation to purchase the certificates. The certificate holder tenders the securities to the tender agent. In certain instances, the Company or an affiliate may have an option to collapse the trusts at any time under certain pre-defined conditions. At December 31, 2022, unconsolidated municipal bond trusts had total assets of $3.2 billion.

Other VIEs
The following table summarizes certain information related to other VIEs in which the Company holds a variable interest as of December 31, 2022, which primarily include repackaging vehicles and securitization and resecuritization vehicles.

(dollars in millions)

	Consolidated			Unconsolidated		
	Resecuritization	Other	Total	Resecuritization	Other	Total
Maximum Loss Exposure	$ 551	$ 78	$ 629	$ 456	$ —	$ 456
On-balance sheet assets:						
Trading assets	650	79	729	456	—	456
Total Assets	650	79	729	456	—	456
On-balance sheet liabilities:						
Interest and other	99	1	100	—	—	—
Total Liabilities	99	1	100	—	—	—
Total assets of VIEs	$ 650	$ 79	$ 729	$ 7,880	$ 40	$ 7,920

The Company transfers existing securities, typically MBS, into resecuritization VIEs generally at the request of customers seeking securities with specific characteristics. The Company may also resecuritize securities for purpose of improving liquidity and capital and managing credit or interest rate risk. Generally, there are no significant ongoing activities performed in a resecuritization trust and no single investor has the unilateral ability to liquidate the trust.

The Company resecuritized $21.8 billion of securities during 2022. Securities received from the resecuritization VIEs were recognized at their fair value of $2.4 billion during 2022. Substantially all of the securities were classified as trading securities and were categorized as Level 2 within the fair value hierarchy.

Other consolidated VIEs include investments in residential mortgage-backed securitization trusts. The residential mortgage-backed securitization trusts hold residential first lien mortgages, which have been funded by issuance of debt

in the form of mortgage-backed securities. The Company is holder of the residual classes of the residential mortgage-backed securitization trusts and, as such, has power to call the debt issuances of these trusts.

Other unconsolidated VIEs include investments in securitization and repackaging vehicles that hold financial instruments such as pools of residential mortgage loans, corporate bonds, or ABS. The Company holds investments in such vehicles and may also enter into derivatives to change the interest rate or currency profile of the issued debt instruments.

The Company's maximum exposure to loss for unconsolidated VIEs is significantly less than the total assets in the table above because the Company typically has exposure to only a portion of the total assets of the VIEs.

9. Goodwill

During 2022, the Company completed its annual goodwill impairment test as of June 30, 2022 using a qualitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment. For more information on the use of qualitative assessments, see *Note 2 – Summary of Significant Accounting Policies*.

The carrying amount of goodwill was $2.9 billion at December 31, 2022.

10. Subordinated Borrowings and Other Financing

At December 31, 2022, subordinated borrowings and credit committed under agreements with NB Holdings consisted of the following:

(dollars in millions)

	Maturity	Amount Outstanding	Total Credit Facility
BofA Securities, Inc.			
Revolving Subordinated Line of Credit	September 15, 2024	$ 7,150	$ 10,000
MLPCC			
Revolving Subordinated Line of Credit	March 20, 2024	5,000	8,500
Total Subordinated Borrowings		$ 12,150	$ 18,500

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations at variable interest rates based on overnight SOFR plus a market-based spread. The Company's revolving subordinated line of credit agreements contain a provision that automatically extends the loans' maturity by one year unless specified actions are taken 390 days prior to the maturity date.

Additionally, in May 2022, BofAS borrowed an additional $1.0 billion on its existing revolving subordinated line of credit with NB Holdings.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $15 million at December 31, 2022.

11. Stockholder's Equity

At December 31, 2022, BofAS had 17.07 outstanding shares of Series A 6.375% non-cumulative preferred stock with NB Holdings. The Series A shares have a par value of $1 per share, liquidation preference of $58.6 million per share and contain the same voting rights as the common stock.

At December 31, 2022, BofAS had 82.93 outstanding shares of Series B 6.0% non-cumulative preferred stock with NB Holdings. The Series B shares have a par value of $1 per share, liquidation preference of $58.6 million per share and contain the same voting rights as the common stock.

In January 2022, with both regulatory and Board of Directors approval, the Company paid a $1.0 billion dividend to NB Holdings.

12.   Commitments, Contingencies, and Guarantees

Litigation and Regulatory Matters
In the ordinary course of business, the Company is routinely a defendant in or a party to many pending and threatened legal, regulatory, and governmental actions and proceedings, any of which could result in the imposition of fines, penalties or other sanctions against the Company. The Company and its subsidiaries are subject to several of these matters at the present time. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable, and, whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established. It is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Commitments
At December 31, 2022, the Company's commitments which all expire in less than a year were as follows:

(dollars in millions)		
Loan commitments	$	524
Other commitments:		
Commitments to enter into repurchase agreements		13,916
Commitments to enter into resale agreements		21,746
Total	$	36,186

Loan Commitments
The Company enters into commitments to extend credit to meet the financing needs of its customers.

Other Commitments
In connection with its trading activities, the Company has commitments to enter into resale and repurchase agreements.
Guarantees

Exchange and Clearing House Member Guarantees
The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the Company has assessed the probability of making any such payments as remote.

Prime Brokerage and Securities Clearing Services

In connection with its prime brokerage and clearing businesses, the Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

Fixed Income Clearing Corporation Sponsored Member Repo Program

The Company acts as a sponsoring member in a repo program whereby the Company clears certain eligible resale and repurchase agreements through the Government Securities Division of the Fixed Income Clearing Corporation (FICC) on behalf of clients that are sponsored members in accordance with FICC's rules. As part of this program, the Company guarantees the payment and performance of its sponsored members to FICC. The Company's guarantee obligation is secured by a security interest in cash or high-quality securities collateral placed by clients with the clearinghouse and therefore, the potential for the Company to incur significant losses under this arrangement is remote. The Company's maximum potential exposure, without taking into consideration the related collateral, is $59.6 billion at December 31, 2022.

13. Employee Benefit Plans

Bank of America sponsors a qualified noncontributory trusteed pension plan (Qualified Pension Plan), a number of noncontributory nonqualified pension plans, qualified and non-qualified defined contribution retirement plans, and postretirement health and life plans that cover eligible employees. The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans. Required disclosures are included in the December 31, 2022 Form 10-K of Bank of America.

Defined Contribution Plan

The defined contribution plan sponsored by Bank of America is the Bank of America 401(k) Plan.

Defined Benefit Pension Plans

Certain of the Company's employees are covered by Bank of America's Qualified Pension Plan. Benefits earned under the Qualified Pension Plan have been frozen.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan (Other Pension Plan). Bank of America, under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement in 2022. Contributions may be required in the future under this agreement.

Bank of America's noncontributory, nonqualified pension plans are unfunded and provide supplemental defined pension benefits to certain eligible employees.

14. Employee Incentive Plans

Incentive plans are sponsored by Bank of America, and the Company is allocated stock-based compensation expenses for its employees. Refer to the December 31, 2022 Form 10-K of Bank of America.

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Equity Plan (BACEP). Under this plan, Bank of America grants stock-based awards, including restricted stock units (RSUs), to eligible employees. Grants in 2022 from the BACEP include RSUs that were authorized to settle predominantly in shares of common stock of Bank of America. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting whereby compensation expense is adjusted to fair value based on changes in the share price of Bank of America's common stock up to the settlement date.

The RSUs will generally vest over four years and three years. The four year awards vest primarily in one-fourth increments on each of the first four anniversaries of the grant date while the three year awards vest primarily in one-third increments on each of the first three anniversaries of the grant date, provided that the employee remains continuously employed with Bank of America during that time, and will be expensed ratably over the vesting period, net of estimated forfeitures, for non-retirement eligible employees based on the grant-date fair value of the shares. Certain of the awards granted in 2022 do not include retirement eligibility. For all other RSUs granted to employees who are retirement eligible, they are deemed authorized as of the beginning of the year preceding the grant date when the incentive award plans are generally approved. As a result, the estimated value is expensed ratably over the year preceding the grant date.

Other Compensation Arrangements

The Company participates in Bank of America-sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds.

When appropriate, Bank of America maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including derivative transactions.

15.   Income Taxes

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service (IRS) and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations by major jurisdiction for the Company at December 31, 2022.

Jurisdiction	Years Under Examination [1]	Status at December 31, 2022
U.S. federal	2017-2021	Field examination
California	2012-2014	Appeals
California	2015-2017	Field examination
California	2018-2020	To begin in 2023
New York	2019-2021	To begin in 2023

[1] All tax years subsequent to the above years remain open to examination.

Current income taxes are recorded as income tax payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other payables. Significant components of the Company's net deferred tax assets and liabilities at December 31, 2022 are presented in the table below.

(dollars in millions)		
Deferred tax assets		
Securities valuation	$	329
Other		29
Gross deferred tax assets		358
Valuation allowance		—
Total deferred tax assets, net of valuation allowance		358
Deferred tax liabilities		
Goodwill		223
Employee compensation		7
Gross deferred tax liabilities		230
Net deferred tax assets	$	128

At December 31, 2022, the Company had a current income tax payable due to its affiliates of approximately $634.0 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America as determined under the intercompany tax allocation agreements with Bank of America.

16. Subsequent Events

The Company evaluates whether events, occurring after the balance sheet date but before the date the Consolidated Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through date of issuance.

In February 2023, the maturities of all of the Company's existing revolving senior unsecured and secured lines of credit with BANA, NB Holdings, Bank of America Corporation, and MLBTC were extended to February 1, 2024.

In February 2023, the maturity of MLPCC's revolving subordinated line of credit with NB Holdings was extended to March 20, 2025.

There were no other material subsequent events which affected the amounts or disclosures in the Consolidated Balance Sheet through March 1, 2023, which is the issuance date of the Consolidated Balance Sheet.

17. Regulatory Requirements

SEC Uniform Net Capital Rule
As a registered broker-dealer and futures commission merchant, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. BofAS has elected to compute the minimum capital requirement in accordance with the "Alternative Method" as permitted by SEA Rule 15c3-1.

At December 31, 2022, the Company's regulatory net capital as defined by SEA Rule 15c3-1 and CFTC Regulation 1.17 was $17.5 billion and exceeded the minimum requirement of $4.1 billion by $13.4 billion. The Company, in accordance with the alternative net capital requirements, is required to maintain tentative net capital in excess of $5.0 billion, net capital in excess of $1.0 billion or a certain percentage of its reserve requirement in addition to a certain percentage of securities-based swap risk margin.

The Company must also notify the SEC in the event its tentative net capital is less than $6.0 billion. The Company is also required to hold a certain percentage of its customers' and affiliates' risk-based margin in order to meet its CFTC minimum net capital requirement. As of December 31, 2022, the Company had tentative net capital and net capital in excess of the minimum and notification requirements.

MLPCC is also subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2022 as defined by these regulatory authorities was $7.5 billion and $6.1 billion, respectively.

BofAS Prime is also subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 31, 2022 as defined by these regulatory authorities was $250.4 million and $250.1 million, respectively.

SEC Customer Protection Rule
The Company is also subject to the customer protection requirements of SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2022, the Company had $9.6 billion of U.S. government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with SEA Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker-dealers (PAB). As of December 31, 2022, the Company had $1.9 billion of U.S. government securities segregated in a special reserve bank account for such requirement. In addition, in accordance with SEA Rule 15c3-3(p), the Company is required to calculate a reserve requirement for security-based swap customers. As of December 31, 2022, the calculation resulted in no such requirement.

MLPCC is also subject to the customer and PAB protection requirements of SEA Rule 15c3-3. As of December 31, 2022, MLPCC performed computations for both reserve requirements related to customer and proprietary accounts of broker-dealers.

Commodity Exchange Act (CEA) Regulated Commodities and Cleared OTC Derivatives
As a futures commission merchant, in accordance with the CEA, the Company is required to segregate and hold in separate accounts all monies, securities, and property received to margin and to guaranty or secure the trades or contracts of customers in regulated commodities and cleared OTC derivatives. As of December 31, 2022, for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA, segregated funds exceeded such requirement by $378 million. As of December 31, 2022, for customers trading on commodity exchanges located outside of the U.S., pursuant to Regulation 30.7 of the CEA, the Company held funds in separate accounts that exceeded such requirement by $250 million. As of December 31, 2022, for customers transacting cleared swaps pursuant to Section 4d(f) of the CEA, segregated funds exceeded such requirement by $464 million.

MLPCC is also subject to the customer protection rules prescribed by the CEA. As of December 31, 2022, MLPCC performed computations for customers trading on U.S. commodity exchanges, pursuant to Section 4d(2) of the CEA.

The company prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company:

(dollars in millions)

	Standalone (FOCUS Report)	Adjustments	MLPCC	Other Subsidiaries	Eliminations	Consolidated
Total Assets	$ 371,481	$ 11	$ 102,543	$ 980	$ (89,274)	$ 385,741
Total Liabilities	342,168	4	98,404	729	(84,886)	356,419
Stockholder's Equity	29,313	7	4,139	251	(4,388)	29,322
Total Liabilities & Stockholder's Equity	$ 371,481	$ 11	$ 102,543	$ 980	$ (89,274)	$ 385,741

Note: There are no material differences between the FOCUS Report and the above schedule.